SOL STRATEGIES' HOUDINI SWAP DELIVERS $1.1MM CAD REVENUE, 60%+
EBITDA MARGIN IN FIRST MONTH

Company Also Appoints Aktiencheck AG as Investor Relations Partner to Expand Awareness
in the German Market

TORONTO, July 27, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), a digital asset infrastructure company focused on high-performance blockchain and privacy technologies, today reported preliminary, unaudited figures from the first month of operating Houdini Swap ("Houdini"), the non-custodial, privacy-focused cross-chain swap aggregator the Company acquired on June 1, 2026. SOL Strategies also announced the appointment of aktiencheck.de AG ("Aktiencheck")  as an Investor Relations Partner focused on bringing awareness of the Company to the German market.

In its first full month under SOL Strategies, Houdini generated approximately $1.1 million CAD in revenue and approximately $740k CAD in EBITDA, which is an approximately 63% EBITDA margin, on approximately $92 million CAD in transaction volume across 34,427 orders. Houdini is the Company's first purely transactional business line, acquired to give SOL Strategies a source of revenue that runs on activity rather than the price of SOL.

In June, Houdini added a new wallet integration with Jumper, the flagship app built on LI.FI's routing infrastructure, and in July went live on pump.fun's Terminal, a multichain trading platform, embedding private deposits and withdrawals directly into Terminal's onboarding flow. Together with existing integrations including Jupiter and Solflare, the additions bring Houdini's total application integrations to 39, reaching tens of millions of potential customers. †
†Figures are partner-reported, definitions differ and overlap across partners may be  significant

"Being able to capture value during market volatility is key to sustained revenue generation regardless of underlying asset movements," said Michael Hubbard, Chief Executive Officer of SOL Strategies. "That's why we bought Houdini. People value privacy, keeping their net worth out of transaction data and seamlessly accessing tokens across 120+ blockchain networks. With Houdini, users are able to direct what information they share with the world, while unlocking liquidity and access across blockchain ecosystems. The focus on B2B expansion through partnerships with Jumper and Terminal are deliberate and show strong velocity for the product with key industry players."

The Company also announced the appointment of Aktiencheck as its Investor Relations representative focused on building awareness of the Company in Germany, commencing on or about August 1, 2026. The Company will pay Aktiencheck 25,000 Euros for a three month engagement with an option to extend. Aktiencheck is independent of the Company. Its office is located at Bahnhofstrasse 6, 56470 Bad Marienberg, Germany, +49 2661 9890018, info@aktiencheck.de. Aktiencheck will provide newsletter placement services, email services, German social media campaigns and placement within the Aktiencheck advertising network, largely focused on German-language outreach in line with existing investor relations activity the Company has been conducting.

About Houdini

Houdini is a non-custodial, privacy-focused cross-chain swap aggregator. It breaks the on-chain link between sender and receiver by routing transactions across 100+ blockchain networks and off-chain exchange partners, without ever holding user funds. Houdini has processed more than $2.8 billion in cumulative transaction volume. Houdini is owned by SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE). Learn more at houdiniswap.com.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a digital asset infrastructure company focused on high-performance blockchain and privacy technologies. Headquartered in Toronto, the Company operates staking infrastructure and privacy technology on public blockchain networks, serving a broad range of participants from individual SOL holders to institutional clients.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer, 416-480-2488

John Ragozzino, CFA, solstrategies@icrinc.com, 203-682-8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the success of the Aktiencheck engagement, the acquisition of users from Germany and globally, anticipated sources of revenue for the Company and the successful implementation of the privacy features of Houdini. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.